

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 16, 2008

Via U.S. Mail and Fax

Mr. Paul Klaassen
Chief Executive Officer
Sunrise Senior Living, Inc.
7902 Westpark Drive
McLean, VA 22102

> **RE:** **Sunrise Senior Living, Inc.**
> **Form 10-K for the Year ended December 31, 2007**
> **Filed July 31, 2008**
>
> **Forms 10-Q for the Quarterly Periods ended June 30, 2008**
> **Filed September 10, 2008**
> **File No. 1-16499**

Dear Mr. Klaassen:

We have reviewed your filing and have the following material comments as identified below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Investments in Unconsolidated Communities, page 92

1.   Refer to the penultimate paragraph on this page. Expand your disclosure to state whether distributions received in excess of your investments in the venture are refundable by agreement or by law. If any of the distributions are refundable tell us why you believe it is appropriate to recognize income for distributions received in excess of your investment. Please advise and provide us with your proposed disclosures.

Note 6. Acquisitions, page 100

2.   We note that you purchased a 90% interest in Sunrise Connecticut Avenue Assisted Living, LLC in August 2007. Please revise to provide the pro forma disclosures required by paragraphs 54 and 55 of SFAS No. 141.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Note 2. Fair Value Measurements, page 7

3.   We refer to your investments in auction-rate securities with a face amount of $40 million. Revise your disclosures to describe the underlying securities in more detail, including a description of any auction reset and interest rate provisions. In response to this letter, please provide us with your revised disclosures.

4.   We note that you estimate the fair value of your auction rate security instruments using Level 3 unobservable inputs in accordance with SFAS No. 157. Revise to provide a description of the inputs used to determine fair value, such as the liquidity discount, and the information used to develop the inputs. In response to this letter, please provide us with your revised disclosures.

Managements Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

5.   We note that you primarily use unobservable or Level 3 inputs, which are supported by little or no market activity, to determine the fair value of your investments in auction rate securities. Revise your disclosures to provide a sensitivity analysis since the fair value of your investments could potentially change as the significant unobservable inputs vary.

Your critical accounting policy for investments should also describe how the estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. In this regard, the March 2008 sample letter sent by the Division of Corporation Finance highlights some of the MD&A disclosure matters that you may want to consider when applying the guidance in SFAS No. 157, given the judgment you must apply in using unobservable inputs to determine the fair value of your investments. In response to this letter, please provide us with your revised disclosures.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: Richard J. Nadeau
        Chief Financial Officer
        Via Facsimile: (703) 744-1628